Exhibit 99.1

CARAVELLE INTERNATIONAL GROUP ANNOUNCES RECEIPT OF NASDAQ NOTIFICATION REGARDING MINIMUM BID PRICE DEFICIENCY

SINGAPORE, June 13, 2023 /PR Newswire/ -- Caravelle International Group (Nasdaq: CACO), a global ocean technology company, today announced that it received a notification letter dated June 7, 2023 (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) due to the closing bid price for the Company’s ordinary shares being below $1.00 per share for the last 30 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until December 4, 2023, to regain compliance. To regain compliance, the closing bid price for the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten (10) consecutive business days during the compliance period ending December 4, 2023.

Should the Company not regain compliance during the initial compliance period, it may be eligible for additional time. To qualify for this, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the bid price requirement. In addition, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period, potentially effecting a reverse stock split if necessary. If the Company meets these requirements, Nasdaq will inform the Company it has been granted an additional 180 calendar days to regain compliance with Nasdaq’s current listing requirements.

The Notice does not have an immediate effect on the listing of the Company’s ordinary shares, and the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “CACO”. However, there can be no assurance that the Company will be able to regain compliance with the minimum bid price requirement or maintain compliance with other Nasdaq listing standards.

About Caravelle International Group

Caravelle is a global ocean technology company. Its business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies (Topsheen Shipping Group Corporation (Samoa) and its subsidiaries) and the new CO-Tech business under Singapore Garden Technology Pte. Ltd.. As the traditional business, Caravelle’s international shipping business has generated all revenues. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle’s CO-Tech industry has no historical operations and has not generated revenue. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Caravelle International Group

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372

Attention: Tracy Xia

Email: ir@cacointernational.com